CUSIP NO.  749084 10 9                                         Page 1 of 9 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                           QUORUM HEALTH GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  749084 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                 Robert A. Schwed, Esq.
  & Stowe VIII, L.P.                    Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500             Maynard & Kristol
New York, New York  10022               45 Rockefeller Plaza
Attention: Jonathan M. Rather           New York, New York  10111
TEL. (212) 893-9500                     TEL. (212) 841-5700
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 3, 1999
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  749084 10 9                                         Page 2 of 9 Pages

1)   Name of Reporting Person                     Welsh, Carson, Anderson
     I.R.S. Identification                        & Stowe VIII, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                          (a) [x]
     if a Member of a Group                             (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                    WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware
--------------------------------------------------------------------------------
Number of                           7)   Sole Voting    19,538,413 shares of
Shares Beneficially                      Power          Common Stock
Owned by Each                                           (including shares
Reporting Person                                        issuable upon
With                                                    conversion of
                                                        Debentures)
                                    --------------------------------------------
                                    8)   Shared Voting
                                         Power             -0-
                                    --------------------------------------------
                                    9)   Sole Disposi-  19,538,413 shares of
                                         tive Power     Common Stock
                                                        (including shares
                                                        issuable upon
                                                        conversion of
                                                        Debentures)
                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power    -0-
                                    --------------------------------------------
11)  Aggregate Amount Beneficially                      19,538,413 shares of
     Owned by Each Reporting Person                     Common Stock
                                                        (including shares
                                                        issuable upon
                                                        conversion of
                                                        Debentures)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares


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CUSIP NO.  749084 10 9                                         Page 3 of 9 Pages

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                     22.7%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                             PN


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CUSIP NO.  749084 10 9                                         Page 4 of 9 Pages

1)   Name of Reporting Person                     WCA Management
     I.R.S. Identification                        Corporation
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                          (a) [x]
     if a Member of a Group                             (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                    WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                               Not Applicable
     Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    New York
--------------------------------------------------------------------------------
Number of                           7)   Sole Voting       -0-
Shares Beneficially                      Power
Owned by Each                       --------------------------------------------
Reporting Person                    8)   Shared Voting
With                                     Power             -0-
                                    --------------------------------------------
                                    9)   Sole Disposi-     -0-
                                         tive Power
                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power    -0-
                                    --------------------------------------------
11)  Aggregate Amount Beneficially                         -0-
     Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                        -0-
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                             CO

CUSIP NO.  749084 10 9                                         Page 5 of 9 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on September 9, 1999 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 73,232,106 shares of Common Stock outstanding as of September 22, 1999, as reported in the Issuer's Report on Form 10-K for the period ended June 30, 1999 filed with the Commission on September 27, 1999, and gives effect to the conversion of all Debentures held by the entities and individuals named herein.

          (a)

          WCAS VIII

          WCAS VIII owns 19,538,413 shares of Common Stock, or approximately 22.7% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCA

          WCA owns no shares of Common Stock.

          MANAGING MEMBERS OF VIII ASSOCIATES AND STOCKHOLDERS OF WCA

          (i) Patrick J. Welsh directly beneficially owns 457,229 shares of Common Stock, and indirectly beneficially owns through The Welsh Family Foundation 75,000 shares of Common Stock and through trusts for the benefit of his children 36,000 shares of Common Stock, or, in the aggregate, 568,229 shares of Common Stock or approximately 0.7% of the Common Stock outstanding.

         (ii) Russell L. Carson directly beneficially owns 1,891,111 shares of Common Stock (including shares issuable upon exercise of stock options that are presently exercisable or exercisable within 60 days), and indirectly beneficially owns through trusts for the benefit of his children 3,000 shares of Common Stock, or, in the aggregate, 1,894,111 shares of Common Stock or approximately 2.5% of the Common Stock outstanding.

CUSIP NO.  749084 10 9                                         Page 6 of 9 Pages

          (iii) Bruce K. Anderson owns 1,652,581 shares of Common Stock, or approximately 2.2% of the Common Stock outstanding.

          (iv) Andrew M. Paul directly beneficially owns 141,035 shares of Common Stock, and indirectly beneficially owns through The Andrew M. Paul Family Foundation 3,000 shares of Common Stock, or, in the aggregate, 144,035 shares of Common Stock or approximately 0.2% of the Common Stock outstanding.

          (v) Thomas E. McInerney owns 286,992 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

          (vi) Laura VanBuren owns 1,133 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Robert A. Minicucci owns 82,121, or approximately 0.1% of the Common Stock outstanding.

          (viii) Anthony J. deNicola owns 8,505 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Paul B. Queally owns 8,505 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Lawrence B. Sorrell owns 11,339 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) Priscilla A. Newman owns 3,969 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Rudolph E. Rupert owns 2,268 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xiii) Jonathan M. Rather owns 2,268 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities owned by WCAS VIII. Each such person has the sole power to vote or direct the voting of and to dispose or direct the disposition of only the securities that he or she directly beneficially owns. Each of the managing members of VIII Associates disclaims beneficial ownership of all shares of Common Stock other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Partners, in the shares owned by WCAS VIII.

CUSIP NO.  749084 10 9                                         Page 7 of 9 Pages

          (c) WCAS VIII purchased Common Stock in open market transactions since the filing of the Schedule 13D as follows:


DATE                  NUMBER OF SHARES                PRICE

9/1/99                427,500                         $8.75

9/2/99                54,625                          $8.63

9/3/99                380,000                         $8.88

9/8/99                249,375                         $8.69

9/9/99                95,000                          $8.63

9/10/99               190,000                         $8.63

9/14/99               23,750                          $8.05

9/15/99               470,250                         $8.04


          WCA purchased Common Stock in open market transactions since the filing of the Schedule 13D as follows:


DATE                  NUMBER OF SHARES                PRICE

9/1/99                22,500                          $8.75

9/2/99                2,875                           $8.63

9/3/99                20,000                          $8.88

9/8/99                13,125                          $8.69

9/9/99                5,000                           $8.63

9/10/99               10,000                          $8.63

9/14/99               1,250                           $8.05

9/15/99               24,750                          $8.04


          On September 22, 1999, WCA distributed an aggregate 175,000 shares of Common Stock to certain affiliates of WCAS VIII on whose behalf such shares had been purchased by WCA, and who paid as consideration the same average price per share that WCA had paid for the shares.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

CUSIP NO.  749084 10 9                                         Page 8 of 9 Pages

          (e) Not Applicable.

CUSIP NO.  749084 10 9                                         Page 9 of 9 Pages


                                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1999

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC, General
                                    Partner



                                    By: /s/ JONATHAN M. RATHER
                                        Managing Member


                                    WCA MANAGEMENT CORPORATION



                                    By: /s/ JONATHAN M. RATHER
                                       Attorney-in-Fact